UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

VOLUNTARY INVESTMENT PROGRAM FOR

HOURLY EMPLOYEES OF LATROBE STEEL COMPANY

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Unaudited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and

Year Ended December 31, 2011

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Statements of Net Assets Available for Benefits

(unaudited)

	December 31,
	2011	2010
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,787,194	$2,156,383

Receivables:
Participant notes receivable	2,247	5,922

Total assets reflecting investments at fair value	1,789,441	2,162,305

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit- responsive investment contracts	(882)	8,976

Net assets available for benefits	$1,788,559	$2,171,281

See accompanying notes.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Statement of Changes in Net Assets Available for Benefits

(unaudited)

Year Ended December 31, 2011

Additions
Investment income:
Net investment loss from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$(31,574)

Interest income from participant notes	255

Total additions	(31,319)

Deductions
Benefits distributed directly to participants	351,403

Net decrease	(382,722)

Net assets available for benefits:
Beginning of year	2,171,281

End of year	$1,788,559

See accompanying notes.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements

(unaudited)

December 31, 2011 and 2010, and

Year Ended December 31, 2011

1. Description of the Plan

The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the 2002 401(k) Agreement Between Timken Latrobe Steel and the United Steelworkers of America AFL-CIO (2002 401(k) Agreement) for a more complete description of the Plan’s provisions.

General

Effective December 8, 2006, The Timken Company sold Latrobe Steel Company (the Company). As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, The Timken Company, the Plan Administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan which covered hourly employees of the Company who were represented by the United Steelworkers of America (USWA). Employees of the Company became eligible to participate in the Plan upon completion of the eligibility requirements under the 2002 Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants were able to contribute up to 15% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions were provided under the Plan. Upon enrollment, a participant could direct his or her contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account changes daily through an automated telecommunication system and through the Internet.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined.

Participants were able to elect to have their dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Vesting

Participants vested immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years.

The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

As a result of their termination of service to Timken due to the sale of the Company, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants electing to leave their vested assets in the Plan may do so until age 70 1/2 after which time the lump-sum or installment distribution options would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either Timken or the USWA shall notify the other party in writing that they desire to terminate the 2002 401(k) Agreement. The Plan may generally be amended by mutual consent of Timken and the USWA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Participant Notes Receivable

Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by Timken.

The Plan’s trustee maintains a collective investment trust of Timken common shares in which Timken’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $21.05 and $25.94 at December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust as of December 31, 2011 and 2010 was 0.16% and 0.18%, respectively.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

3. Investments (continued)

At December 31, 2011 and 2010, The Timken Company Common Stock Fund consisted of 14,235,559 and 13,839,282 units, respectively, of The Timken Company’s common stock.

The following tables present the fair values of the net assets in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	December 31, 2011
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$299,608,700	$—	$—	$—	$299,608,700	0.11%
Morgan Stanley Small Company Growth	—	14,124,854	—	—	14,124,854	0.00%
American Funds EuroPacific Growth	—	72,122,610	—	—	72,122,610	0.03%
American Funds Washington Mutual Investors	—	16,322,636	—	—	16,322,636	0.01%
American Beacon Small Cap Value	—	19,995,849	—	—	19,995,849	0.00%
Vanguard Target Retirement Income	—	9,032,047	—	—	9,032,047	0.00%
Vanguard Target Retirement 2005	—	8,463,967	—	—	8,463,967	0.97%
Vanguard Target Retirement 2015	—	61,428,882	—	—	61,428,882	0.02%
Vanguard Target Retirement 2025	—	30,074,232	—	—	30,074,232	0.00%
Vanguard Target Retirement 2035	—	30,092,816	—	—	30,092,816	0.03%
Vanguard Target Retirement 2045	—	12,163,963	—	—	12,163,963	0.02%
Vanguard Target Retirement 2020	—	43,531	—	—	43,531	0.00%
Vanguard Target Retirement 2030	—	38,305	—	—	38,305	0.00%
Vanguard Target Retirement 2040	—	25,722	—	—	25,722	0.00%
Vanguard Target Retirement 2050	—	14,981	—	—	14,981	0.00%
JPMorgan S&P 500 Index	—	—	30,539,328	—	30,539,328	2.67%
JPMorgan Core Bond	—	—	102,933,082	—	102,933,082	0.17%
JPMorgan Equity Index	—	—	123,489,446	—	123,489,446	0.00%
Nuveen Winslow Large-Cap Growth	—	—	63,463,896	—	63,463,896	0.04%
SSgA Russell 2000-A Index	—	—	41,177,230	—	41,177,230	0.08%

	$299,608,700	$273,944,395	$361,602,982	$—	$935,156,077

JPMorgan Stable Value	$—	$—	$—	$171,581,331	$171,581,331
Wrapper Value	—	—	—	25,677	25,677
Adjustments from fair value to contract value	—	—	—	(536,503)	(536,503)

	$—	$—	$—	$171,070,505	$171,070,505	0.16%

Net Assets of Master Trust	$299,608,700	$273,944,395	$361,602,982	$171,070,505	$1,106,226,582	0.16%

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2010
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$359,007,594	$—	$—	$—	$359,007,594	0.12%
Morgan Stanley Small Company Growth	—	15,390,870	—	—	15,390,870	0.00%
American Funds EuroPacific Growth	—	87,015,017	—	—	87,015,017	0.05%
American Funds Growth Fund of America	—	72,503,692	—	—	72,503,692	0.07%
American Funds Washington Mutual Investors	—	13,842,649	—	—	13,842,649	0.01%
American Beacon Small Cap Value	—	20,557,770	—	—	20,557,770	0.00%
Vanguard Target Retirement Income	—	8,276,245	—	—	8,276,245	0.00%
Vanguard Target Retirement 2005	—	8,449,741	—	—	8,449,741	0.93%
Vanguard Target Retirement 2015	—	59,391,774	—	—	59,391,774	0.02%
Vanguard Target Retirement 2025	—	26,852,983	—	—	26,852,983	0.00%
Vanguard Target Retirement 2035	—	28,901,726	—	—	28,901,726	0.03%
Vanguard Target Retirement 2045	—	11,017,836		—	11,017,836	0.02%
JPMorgan S&P 500 Index	—	—	155,476,744	—	155,476,744	0.54%
JPMorgan Core Bond	—	—	90,402,233	—	90,402,233	0.18%
SSgA Russell 2000-A Index	—	—	43,163,523	—	43,163,523	0.08%

	$359,007,594	$352,200,303	$289,042,500	$—	$1,000,250,397

JPMorgan Stable Value	$—	$—	$—	$172,580,987	$172,580,987
Adjustments from fair value to contract value	—	—	—	3,152,367	3,152,367

	$—	$—	$—	$175,733,354	$175,733,354	0.28%

Net Assets of Master Trust	$359,007,594	$352,200,303	$289,042,500	$175,733,354	$1,175,983,751	0.18%

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

3. Investments (continued)

Investment loss for the Master Trust is as follows:

Year Ended December 31, 2011
Net (depreciation) appreciation in fair value of investments
The Timken Company Common Stock Fund	$(62,166,676)
Registered investment companies	(21,415,770)
Common collective funds	6,538,248

(77,044,198)
Net appreciation in investment contracts	3,151,609
Interest and dividends	11,795,129

Total Master Trust	$(62,097,460)

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting guidance that classifies the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$299,608,700	$—	$299,608,700	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,124,854	14,124,854	—	—
American Funds EuroPacific Growth	72,122,610	72,122,610	—	—
American Funds Washington Mutual Investors	16,322,636	16,322,636	—	—
American Beacon Small Cap Value	19,995,849	19,995,849	—	—
Vanguard Target Retirement Income	9,032,047	9,032,047	—	—
Vanguard Target Retirement 2005	8,463,967	8,463,967	—	—
Vanguard Target Retirement 2015	61,428,882	61,428,882	—	—
Vanguard Target Retirement 2020	43,531	43,531	—	—
Vanguard Target Retirement 2025	30,074,232	30,074,232	—	—
Vanguard Target Retirement 2030	38,305	38,305	—	—
Vanguard Target Retirement 2035	30,092,816	30,092,816	—	—
Vanguard Target Retirement 2040	25,722	25,722	—	—
Vanguard Target Retirement 2045	12,163,963	12,163,963	—	—
Vanguard Target Retirement 2050	14,981	14,981	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	30,539,329	—	30,539,329	—
JPMorgan Core Bond	102,933,082	—	102,933,082	—
SSgA Russell 2000-A Index	41,177,230	—	41,177,230	—
JPMorgan Equity Index	123,489,446	—	123,489,446	—
Nuveen Winslow Large-Cap Growth	63,463,895	—	63,463,895	—
Investment Contracts:
JPMorgan Liquidity	14,307,860	—	—	14,307,860
JPMorgan Intermediate Tax Free Bond	157,273,471	—	—	157,273,471
Wrapper Value	25,677	—	—	25,677

Total assets	$1,106,763,085	$273,944,395	$661,211,682	$171,607,008

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$359,007,594	$—	$359,007,594	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	15,390,870	15,390,870	—	—
American Funds EuroPacific Growth	87,015,017	87,015,017	—	—
American Funds Growth Fund of America	72,503,692	72,503,692	—	—
American Funds Washington Mutual Investors	13,842,649	13,842,649	—	—
American Beacon Small Cap Value	20,557,770	20,557,770	—	—
Vanguard Target Retirement Income	8,276,245	8,276,245	—	—
Vanguard Target Retirement 2005	8,449,741	8,449,741	—	—
Vanguard Target Retirement 2015	59,391,774	59,391,774	—	—
Vanguard Target Retirement 2025	26,852,983	26,852,983	—	—
Vanguard Target Retirement 2035	28,901,726	28,901,726	—	—
Vanguard Target Retirement 2045	11,017,836	11,017,836	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	155,476,744	—	155,476,744	—
JPMorgan Core Bond	90,402,233	—	90,402,233	—
SSgA Russell 2000-A Index	43,163,523	—	43,163,523	—
Investment Contracts:
JPMorgan Liquidity	22,364,691	—	—	22,364,691
JPMorgan Intermediate Tax Free Bond	150,216,296	—	—	150,216,296

Total assets	$1,172,831,384	$352,200,303	$648,050,094	$172,580,987

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange.

Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

The JP Morgan S&P 500 Index fund and the JP Morgan Equity Index fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The JP Morgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The SSgA Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share.

Investment contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 5 - Investment Contracts for further discussion on investment contracts.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

	JPMorgan Liquidity	JPMorgan Intermediate Tax Free Bond	Wrapper Value	Total
Balance, January 1, 2011	$22,364,691	$150,216,296	$—	$172,580,987

Purchases	104,304,862	—	—	104,304,862
Sales	(112,343,663)	(274,898)	—	(112,618,561)
Realized gains/(losses)	—	63,612	—	63,612
Unrealized gains/(losses)	—	7,268,461	25,677	7,294,138
Interest income	57,570	—	—	57,570
Administration fees	(75,600)	—	—	(75,600)

Balance, December 31, 2011	$14,307,860	$157,273,471	$25,677	$171,607,008

5. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

5. Investment Contracts (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts.

Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICs	2011	2010
Based on actual earnings	2%	3%
Based on interest rate credited to participants	2%	2%

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$1,788,559	$2,171,281
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	882	(8,976)

Net assets available for benefits per the Form 5500	$1,789,441	$2,162,305

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$(31,319)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	8,976
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	882

Total income per the Form 5500	$(21,461)

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

9. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2011:

	Shares	Dollars
Purchased	1,342,260	$32,487,330
Issued to participants for payment of benefits	155,990	2,396,475

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by Timken. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

EIN #25-0610595            Plan #018

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rate of 6.0% maturing in 2012	$2,247

* Indicates party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT PROGRAM FOR HOURLY EMPLOYEES OF LATROBE STEEL COMPANY
Date: June 22, 2012	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary